Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-258265

$500,000,000

8.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Due 2053

SUMMARY OF TERMS

Security:	8.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Due 2053 (the “Subordinated Notes”)

Issuer:	Edison International (“EIX”)

Principal Amount:	$500,000,000

Expected Ratings of Securities*:	Baa3, BB+, BB (Stable / Stable / Positive) (Moody’s / S&P / Fitch)

Trade Date:	March 1, 2023

Settlement Date**:	March 6, 2023 (T+3)

Public Offering Price:	100% of Principal Amount

Maturity Date:	June 15, 2053 (unless redeemed by EIX as described below under “Optional Redemption”)

Ranking:	The Subordinated Notes will be unsecured obligations of EIX and will rank junior and subordinate in right of payment to the prior payment in full of all existing and future Senior Indebtedness (as defined in the Preliminary Prospectus dated March 1, 2023 relating to the Subordinated Notes (the “Preliminary Prospectus”)), to the extent and in the manner set forth under “Description of the Notes—Subordination” in the Preliminary Prospectus. The Subordinated Notes will rank equally in right of payment with any future unsecured indebtedness that EIX may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Subordinated Notes in right of payment. The Subordinated Notes also will be effectively subordinated in right of payment to any secured indebtedness EIX has incurred or may incur (to the extent of the value of the collateral securing such secured indebtedness) and will also be effectively subordinated to all existing and future liabilities and preferred equity of EIX’s subsidiaries. In addition, the Subordinated Notes will rank senior to Capital Stock of Edison International.

Interest:	From and including the Settlement Date to, but excluding, June 15, 2028 (the “First Reset Date”), 8.125% per annum. For each Reset Period and on and after the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus), a per annum rate equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus), plus a spread equal to 3.864%.

Interest Payment Dates:	June 15 and December 15 (subject to EIX’s right to defer interest payments as described under “Optional Interest Deferral” below)

First Interest Payment Date:	June 15, 2023 (short first interest period)

Optional Interest Deferral:	So long as no event of default (as defined in the Preliminary Prospectus) with respect to the Subordinated Notes has occurred and is continuing, EIX may, at its option, defer interest payments on the Subordinated Notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus) of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the Subordinated Notes or end on a day other than the day immediately preceding an Interest Payment Date. No interest will be due or payable on the Subordinated Notes during any such Optional Deferral Period, subject to certain exceptions described in the Preliminary Prospectus. EIX may elect, at its option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the Subordinated Notes) and to shorten the length of any Optional Deferral Period. EIX cannot begin a new Optional Deferral Period until it has paid all accrued and unpaid interest on the Subordinated Notes from any previous Optional Deferral Period. During any Optional Deferral Period, interest on the Subordinated Notes will continue to accrue at the then-applicable interest rate on the Subordinated Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Subordinated Notes). In addition, during any Optional Deferral Period, interest on the deferred interest will accrue at the then-applicable interest rate on the Subordinated Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Subordinated Notes), compounded semi-annually, to the extent permitted by applicable law.

Certain Restrictions During Optional Redemption:

During an Optional Deferral Period, EIX (and its subsidiaries, as applicable) may not do any of the following (subject to certain exceptions described in the Preliminary Prospectus):

•   declare or pay any dividends or distributions on any Capital Stock (as defined in the Preliminary Prospectus) of EIX;

•   redeem, purchase, acquire or make a liquidation payment with respect to any Capital Stock of EIX;

•   pay any principal, interest or premium on, or repay, repurchase or redeem, any indebtedness of EIX that ranks equally with or junior to the Subordinated Notes in right of payment; or

•   make any payments with respect to any guarantees by EIX of any indebtedness if such guarantees rank equally with or junior to the Subordinated Notes in right of payment.

Optional Redemption:

EIX may, at its option, redeem the Subordinated Notes:

•   in whole or from time to time in part, on any day during any Par Call Period at a redemption price in cash equal to 100% of the principal amount of Subordinated Notes to be redeemed; or

•   in whole but not in part, at any time within 120 days after a Tax Event (as defined in the Preliminary Prospectus), at a redemption price in cash equal to 100% of the principal amount of Subordinated Notes to be redeemed; or

•   in whole but not in part, at any time within 120 days after a Rating Agency Event (as defined in the Preliminary Prospectus), at a redemption price in cash equal to 102% of the principal amount of Subordinated Notes to be redeemed plus, in each case, all accumulated and unpaid interest on the Subordinated Notes to, but excluding, such redemption date.

Par Call Period:	With respect to any Reset Date, including the First Reset Date, the period from and including the March 15 immediately preceding such Reset Date through and including such Reset Date.

Reset Date:	The First Reset Date and June 15 of every fifth year after 2028.

CUSIP/ISIN:	281020AX5/ US281020AX52

Joint Book-Running Managers:

BofA Securities, Inc. (“BofA Securities”)

Credit Suisse Securities (USA) LLC (“Credit Suisse”)

RBC Capital Markets, LLC (“RBC”)

Truist Securities, Inc. (“Truist”)

Barclays Capital Inc.

Morgan Stanley & Co. LLC

Co-Managers:	Bancroft Capital, LLC CastleOak Securities, L.P. Great Pacific Securities Guzman & Company Stern Brothers & Co.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subordinated Notes on the Trade Date will be required, by virtue of the fact that the Subordinated Notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities toll-free at 1-800-294-1322, Credit Suisse toll-free at 1-800-221-1037, RBC toll-free at 1-866-375-6829, or Truist toll-free at 1-800-685-4786.

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